

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 23, 2021

Philip Sands
Chief Executive Officer
Grow Solutions Holdings, Inc.
222-111 Research Drive
Saskatoon
Saskatchewan, Canada S7N 3R2

> **Re: Grow Solutions Holdings, Inc.**
> **Offering Statement on Form 1-A**
> **Filed June 21, 2021**
> **File No. 024-11559**

Dear Mr. Sands:

This is to advise you that we do not intend to review your offering statement.

We will consider qualifying your offering statement at your request. In connection with your request, please confirm in writing that at least one state has advised you that it is prepared to qualify or register your offering. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Katherine Bagley at (202) 551-2545 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Matt Stout